Exhibit 99.1

Oatly and Ya YA Foods Announce Long-Term Strategic Hybrid Manufacturing Partnership

in North America

Ogden, UT and Fort Worth, TX Facilities to Be Converted from End-to-End Manufacturing to Hybrid Production Models in Shift to Asset-Light Supply Chain Strategy

MALMÖ, Sweden and TORONTO, Canada Jan. 3, 2023 – Oatly Group AB (Nasdaq: OTLY)(“Oatly” or the “Company”), the world’s original and largest oat drink company, and Ya YA Foods Corporation, a leading contract manufacturer of a broad range of aseptic food and beverage products, today announced a long-term strategic hybrid partnership in North America. In this hybrid partnership, Oatly will continue to produce its proprietary oat base at both the Ogden, UT and Fort Worth, TX facilities, which will then be transferred to Ya YA Foods to be co-packed into Oatly products on-site at each location.

As part of the agreement, Ya YA Foods will acquire a majority of the assets (including mixing and filling equipment) used in the operation and assume the property lease at Oatly’s production facility in Ogden, and assume responsibility for the completion of construction of the production facility and the lease in Fort Worth. Oatly will retain full ownership and operation of proprietary oat base production lines in each facility.

Under the terms, Oatly will receive approximately $72 million, plus an additional credit amount towards future use of shared assets related to the Ogden facility. Oatly will also receive an additional credit towards ongoing construction at the Fort Worth location. The transaction is expected to close in the first quarter of 2023.

Today’s announcement is part of Oatly’s shift towards an asset-light supply chain strategy to expand its hybrid production network globally to better support its growth, capacity needs and product and format innovations. The Company expects this hybrid partnership to result in future capital expenditures savings and have a net positive effect on its cash flow outlook. The partnership also marks Ya YA Foods’ entry into the U.S. manufacturing market.

Toni Petersson, Oatly’s CEO, commented, “We are excited to partner with Ya YA Foods, a leading food and beverage manufacturer who brings deep production expertise and shares our commitment to meeting the highest quality product and safety standards. We believe an increased focus on our oat base technology, innovation, branding and commercial execution will better position Oatly to drive profitable growth, while reducing the capital intensity of our future facilities, and ultimately convert more consumers to plant-based and create more products that are healthy for people and the planet.”

Founded in 2008, Ya YA Foods, an Entrepreneurial Equity Partners (“e2p”) portfolio company, is one of the largest co-packers in North America and an industry leader in aseptic food and beverage production, including plant-based and high protein beverages, fruit juices, sports drinks, and broths. Utilizing cutting-edge aseptic and hot-fill processing capabilities for carton and PET bottle packaging solutions, Ya YA Foods provides end-to-end packing solutions to blue-chip food and beverage companies.

Yahya Abbas, CEO of Ya YA Foods, said, “We look forward to working with Oatly and supporting their transition to a more asset-light model, allowing them to leverage our significant expertise in aseptic beverage packaging. We are pleased that Oatly recognizes our top-tier food safety track record and unique capabilities and has confidence in our ability to meet their high standards. We expect this transaction to enhance our growth and further strengthen our capabilities: the two properties we are acquiring will increase our geographic profile and scale, allowing us to serve the vast majority of the United States and Canada. This highly strategic partnership with Oatly is a key step towards achieving our goal of becoming the leading aseptic beverage co-manufacturer in North America.”

Oatly pioneered the oatmilk category and sparked the wave of consumer adoption that’s taken place in the U.S. market since first launching in the region in 2017. Oatmilk now accounts for 22% of the entire plant-based milk category in the U.S. With strong demand throughout the country via major retail, specialty coffee and foodservice partners, Oatly is the fastest turning brand in the total U.S. dairy and plant-based milk categories. The Company continues to innovate and expand its growing portfolio of non-dairy, oat-based products – including oatmilks, frozen dessert pints and novelties, oatgurts and more – unlocking a significant opportunity for people to continue making the switch to plant-based foods.

For more information about the transaction, its terms and conditions, and associated impairment estimates, please see the Report on Form 6-K filed by Oatly with the Securities and Exchange Commission (the “SEC”) on January 3, 2023.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

About Ya YA Foods

Founded in 2008 and headquartered in Toronto, Canada, Ya YA Foods offers end-to-end packaging solutions to multi-national beverage companies across North America. Ya YA Foods is a leading aseptic contract manufacturer of low-acid beverages such as plant-based milks, plant-based and bone broths, high-protein beverages, and specialty dairy products, as well as high-acid beverages such as juice. For more information, please visit www.yayafoods.com.

About Entrepreneurial Equity Partners

e2p is a middle market, Chicago-based private equity firm focused on control-oriented investments in the food and consumer packaged goods industries. e2p’s team includes experienced food and consumer packaged goods executives and investors who bring an entrepreneurial mindset and extensive industry network to support and collaborate with portfolio company teams. For further information, please visit www.e2pcapital.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the closing of and benefits associated with the transactions with Ya YA Foods, including the completion of the Fort Worth, Texas facility, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: failure to complete the proposed transactions on the anticipated terms and timing; conditions to the transactions, including receipt of consents, assignments and regulatory approvals, may not be satisfied; our inability to achieve anticipated synergies, economic performance, and management strategies to grow our business following the transactions; unexpected costs, liabilities, legal proceedings or delays associated with the transactions; general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms or at all; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 6, 2022, in our Report on Form 6-K for the period ended September 30, 2022, and the Company’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Ya YA Foods

+1 312-771-6805

mkennerly@incline-com.com